Exhibit 4.7

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of the Reporting Issuer

Theratechnologies. Inc. (the “Corporation” or “Theratechnologies”)
2015 Peel Street, Suite 1100,
Montreal, Quebec H3A 1T8

Item 2	Date of Material Change

January 11, 2021 and January 19, 2021

Item 3	News Release

Press releases describing the material changes were issued via GlobeNewswire on January 11, 2021 and January 19, 2021.

A copy of the press releases is also available on SEDAR at www.sedar.com under the Corporation’s profile.

Item 4	Summary of Material Change

On January 11, 2021, Theratechnologies announced that it has entered into an agreement with Mackie Research Capital Corporation as the lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and National Bank Financial Inc., pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 14,546,000 units of the Corporation for aggregate gross proceeds to the Corporation of US$40,001,500 (equivalent to approximately C$51,081,915) at a price of US$2.75 per Unit (equivalent to approximately C$3.51 per Unit).

The Corporation further announced it had granted to the syndicate of underwriters an option, exercisable in whole or in part at any time within 30 days following the closing of the offering, to purchase up to an additional 2,181,900 units for additional gross proceeds of up to $6,000,225, to cover over-allotments and for market stabilization purposes.

Theratechnologies announced on January 19, 2021 that, further to its press release of January 11, 2021, it had completed its previously-announced bought- deal public offering pursuant to which the Corporation issued an aggregate of 16,727,900 units of the Corporation at a price of US$2.75 per Unit (equivalent to approximately C$3.51 per Unit) for aggregate gross proceeds to the Corporation of US$46,001,725 (equivalent to approximately C$58,714,929), including the full exercise of the over-allotment option to purchase an additional 2,181,900 units.

Item 5	Full Description of Material Change

January 11, 2021:

On January 11, 2021, Theratechnologies announced that it had entered into an agreement with Mackie Research Capital Corporation as the lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters, including Canaccord

Genuity Corp. and National Bank Financial Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 14,546,000 units of the Corporation (the “Units”) for aggregate gross proceeds to the Corporation of US$40,001,500 (equivalent to approximately C$51,081,915) (the “Offering”) at a price of US$2.75 per Unit (equivalent to approximately C$3.51 per Unit).

Each Unit is comprised of one common share of the Corporation (each a “Common Share”) and one-half of one Common Share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each full Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of US$3.18 (equivalent to approximately C$4.06) at any time up to 36 months from the closing of the Offering.

The Corporation also announced it had granted to the Underwriters an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

The Corporation indicated that the net proceeds from the Offering would be used primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes.

The Corporation’s announcement also stated that closing of the Offering was expected to occur on or about January 19, 2021 (the “Closing”) and was subject to the Corporation receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”) to list, on the date of Closing, the Common Shares and the Common Shares issuable upon exercise of the Warrants thereon.

January 19, 2021:

On January 19, 2021, Theratechnologies announced the closing of the Offering pursuant to which the Corporation issued an aggregate of 16,727,900 Units at the Offering Price for aggregate gross proceeds to the Corporation of US$46,001,725 (equivalent to approximately C$58,714,929), including the full exercise of the Over-Allotment Option to purchase an additional 2,181,900 Units at the Offering Price.

The Offering was led by Mackie Research Capital Corporation as the lead underwriter and sole bookrunner, on behalf of the Underwriters.

Each Unit is comprised of one Common Share and one-half of one Warrant. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$3.18 (equivalent to approximately C$4.06) at any time until January 19, 2024.

The net proceeds from the Offering will be used primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes.

The Units were qualified for sale by way of the Corporation’s short form base shelf prospectus dated November 15, 2019 and prospectus supplement dated January 19, 2021.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

Item 6	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Denis Boucher
Vice President, Communications and Corporate Affairs
communications@theratech.com
514-336-7800

Item 9	Date of Report

January 20, 2021